Filed VIA EDGAR

September 15, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John M. Ganley

Re:	VELA Funds

File Nos. 333-239642 and 811-23585

Dear Mr. Ganley:

This letter responds to your letter dated July 31, 2020 including comments of the Commission’s staff (the “Staff”) on the registration statement on Form N-1A for VELA Funds (the “Trust” or the “Registrant”) filed on July 2, 2020 for the purpose of registering three series of the Trust: VELA Small Cap Fund, VELA Large Cap 130/30 Fund and VELA International Fund (each, a “Fund” and collectively, the “Funds”). We have revised relevant portions of the Trust’s registration statement in response to the Staff’s comments.

Set forth below are the comments included in your letter and the Trust’s response to each comment:

PROSPECTUS

VELA Small Cap Fund (Page 1)

Fees and Expenses of the Fund (Page 1)

1.	Please delete the last sentence of the introductory paragraph of the fee table, which provides that a shareholder may be required to pay brokerage commissions in connection with purchasing Class I shares. Please also revise the fee table to include such brokerage commissions on the Maximum Sales Charge line for Class I shares.

RESPONSE: As discussed with the Staff, the Registrant will delete the last sentence of the introductory paragraph of the fee table, which provides that a shareholder may be required to pay brokerage commissions in connection with purchasing Class I shares. As further discussed with the Staff, the Registrant will not impose a sales charge on Class I shares and does not believe that a shareholder’s payment of brokerage commissions in connection with the purchase of Class I shares is a sales charge that would be included on the Maximum Sales Charge line for Class I shares. Therefore, the Registrant respectfully declines to revise the fee table to include brokerage commissions on the Maximum Sales Charge line for Class I shares.

2.	Footnote (2) to the fee table describes a contractual expense limitation agreement which provides that the Fund may be required under certain circumstances to repay the Adviser for fees waived or expenses paid by the Adviser. The last sentence provides that the agreement will terminate if the Advisory Agreement is terminated. Please inform us whether the Fund’s obligation to repay the Adviser also terminates when the expense limitation agreement terminates. We may have additional comments after reviewing your response.

RESPONSE: As discussed with the Staff, the Registrant will revise the disclosure to reflect that VELA Investment Management, LLC (the “Adviser”) will charge a unitary management fee under its Investment Advisory Agreement and the Adviser will not enter into an Expense Limitation Agreement with the Funds at this time. Therefore, the Registrant will remove all references to an Expense Limitation Agreement in the Registration Statement.

3.	Please right indent the subcategories of “Other expenses” and total the subcategories to provide a value for all “Other expenses.” Instruction 3(c)(iii) to Item 3 of Form N-1A.

RESPONSE: To the extent “Other expenses” includes subcategories, the Registrant will right indent the subcategories and total the subcategories to provide a value for all “Other expenses.

Principal Investment Strategy (Page 3)

4.	This section states that small cap companies are defined as those with market capitalizations below $3 billion or within the range of the Russell 2000, which is up to $8.3 billion. Please clarify how the Fund categorizes companies as “small cap.” Specifically, is the maximum market capitalization the Fund will allow for a “small cap” company $3 billion or $8.3 billion?

RESPONSE: Please note that the Registrant will revise the Prospectus to remove the reference to $3 billion and indicate that small cap companies are defined as those with market capitalizations within the range of the S&P 600 Index, instead of the Russell 2000 Index. Therefore, the Registrant will revise the disclosure as follows:

Small cap companies are defined by the fund as companies with market capitalizations ~~at the time of purchase below $[3] billion or~~ in the range of those market capitalizations of companies included in the S&P 600 Index ~~Russell 2000 Index~~ at the time of purchase. The capitalization range of the S&P 600 Index ~~Russell 2000 Index~~ is between $71.6 million ~~$[11.9] million~~ and $6.21 billion ~~$[8.3] billion~~ as of August 31, 2020 ~~[ • ], 2020~~.

Principal Risks (Page 4)

5.	Market Risk. As a result of the COVID 19 pandemic, significant market events have occurred recently. We note that your discussion of market risk mentions that the spread of infectious illness or other public health issues could have a significant impact on a security or instrument. Given the unusually high market volatility resulting from the pandemic, please consider whether the risk disclosures should be revised based on how these events are affecting the securities markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

RESPONSE: The Registrant will revise the market risk disclosure to reflect how the COVID 19 pandemic and related events are affecting securities markets. The revised disclosure will read as follows:

Market Risk. The market price of a security or instrument may decline, sometimes rapidly or unpredictably, due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic or political conditions throughout the world, changes in the general outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. In addition, local, state, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on ~~a security or instrument~~ the fund and its investments and could result in decreases to the fund’s net asset value. The market value of a security or instrument also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Political, geopolitical, natural and other events, including war, terrorism, trade disputes, government shutdowns, market closures, natural and environmental disasters, epidemics, pandemics and other public health crises and related events and governments’ reactions to such events have led, and in the future may lead, to economic uncertainty, decreased economic activity, increased market volatility and other disruptive effects on U.S. and global economies and markets. Such events may have significant adverse direct or indirect effects on the fund and its investments. For example, a widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, and impact the ability to complete redemptions, all of which could affect fund performance. A health crisis may exacerbate other pre-existing political, social and economic risks. In addition, the increasing interconnectedness of markets around the world may result in many markets being affected by events or conditions in a single country or region or events affecting a single or small number of issuers.

6.	New Funds Risk. This paragraph states that the Adviser has limited experience as a manager of a registered investment company. Please clarify that, prior to the commencement of operations of the Trust, the Adviser had not managed a registered investment company.

RESPONSE: The Registrant will revise the disclosure to clarify that the Adviser has not managed a registered investment company prior to the commencement of operations of the Funds. The revised disclosure will read as follows:

New Fund Risk. The fund is newly organized and has little or no operating history. While the Adviser has experience in investment-related activities, the Adviser has ~~limited~~ not managed ~~experience as a manager of~~ a registered investment company prior to the commencement of operations of the fund.

VELA Large Cap 130/30 Fund (Page 7)

7.	Please respond to Comments 1-3, 5 and 6 with respect to this Fund.

RESPONSE: Please see the Registrant’s responses to Comments 1-3, 5 and 6 above. To the extent the responses involve changes to the disclosures of the VELA Large Cap 130/30 Fund, the Registrant will revise the relevant disclosures accordingly.

Principal Investment Strategy (Page 8)

8.	Please include a statement that the Fund has adopted a policy to invest at least 80% of the Fund’s assets in long and short positions of large cap stocks. See Rule 35d-1(a)(2) under the 1940 Act.

RESPONSE: The Registrant will add the following statement to the principal investment strategy of the Fund:

The fund, under normal market conditions, invests at least 80% of its net assets in long and short positions in U.S. equity securities with large market capitalizations.

VELA International Fund (Page 13)

9.	Please respond to Comments 1-3, 5 and 6 with respect to this Fund.

RESPONSE: Please see the Registrant’s responses to Comments 1-3, 5 and 6 above. To the extent the responses involve changes to the disclosures of the VELA International Fund, the Registrant will revise the relevant disclosures accordingly.

Additional Information About Non-Principal Investment Strategies and Non-Principal Risks (Page 19).

10.	Although the heading of this section refers to non-principal strategies and non-principal risks, the section below includes certain information about the Funds’ principal strategies (e.g., the 80% policies) and information about principal risks. Please revise the heading as appropriate to reflect a discussion of principal and non-principal strategies and risks.

RESPONSE: The Registrant will revise the heading to reflect a discussion of principal and non-principal strategies and risks.

Management of the Funds (Page 26)

11.	According to the Adviser’s Form ADV, the Adviser’s experience is primarily in investing for high net worth individuals in ETFs and other pooled investment vehicles, not in investing in individual securities. Please disclose that experience in this section. See Item 10 of Form N-1A.

RESPONSE: The Registrant will add the following disclosure to this section of the Prospectus:

The Adviser provides advisory services to individuals, high-net-worth individuals, charitable organizations, corporations and business entities. The Adviser’s research analysts and portfolio managers average over 20 years of experience investing in individual securities.

Class I Shares (Page 33)

12.	This section provides that shareholders may be required to pay a commission and/or other compensation to a broker. Please provide the information required for sales loads by Item 12(a) of Form N-1A.

RESPONSE: Please see the Registrant’s response to Comment 1 above. As discussed with the Staff, the Registrant will not impose a sales charge on Class I shares and does not believe that a shareholder’s payment of a commission and/or other compensation to a broker in connection with the purchase of Class I shares is a sales charge. Therefore, the Registrant does not believe that the disclosure relating to sales charges is applicable to Class I shares and respectfully declines to revise the disclosure in response to this comment.

How to Redeem Shares (Page 36)

13.	Please include the $9 wire redemption fee in the fee table. See Item 3 of Form N-1A.

RESPONSE: The Registrant will not charge a $9 wire redemption fee and will revise the disclosure to remove the reference to the fee.

Statement of Additional Information

Class I Shares (SAI Page 81)

14.	The first sentence of this section states that Class I shares are not subject to a sales charge. The penultimate sentence of the section states, however, that shareholders may be required to pay a commission and/or or other compensation to a broker to purchase Class I shares. Please revise the first sentence to make clear that Class I shares may be subject to a sales charge.

RESPONSE: Please see the Registrant’s response to Comment 1 and Comment 12 above. As discussed with the Staff, the Registrant will not impose a sales charge on Class I shares and does not believe that a shareholder’s payment of a commission and/or other compensation to a broker in connection with the purchase of Class I shares is a sales charge. Therefore, the Registrant does not believe that disclosure relating to sales charges is applicable to Class I shares and the Registrant respectfully declines to revise the disclosure in response to this comment.

SIGNATURES

15.	Section 6(a) of the Securities Act requires a registrant filing a registration statement to include signatures from the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors. It appears that the board of trustees has not yet been completed. Once the board is fully comprised, please provide the required trustee signatures. In addition, please provide the signature for the principal accounting officer.

RESPONSE: The Registrant notes that, at the time of filing the initial Registration Statement, the Trust had a single Trustee, a President and a Treasurer who signed the Registration Statement. The Registrant will ensure that the next pre-effective amendment (and all future amendments) to the Registration Statement are signed by a majority of Trustees and the principal accounting officer.

If you have any further questions or comments, please contact the undersigned at 513-869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

cc:	Kevin Teng, Esq.

Jason Job

Lisa Wesolek